Garman Cabinet & Millwork, Inc.
137 Cross Center Road, Suite 318
Denver, North Carolina 28037

November 9, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4561
Washington, DC  20549

ATTN:  Sherry Haywood

Re:           Garman Cabinet & Millwork, Inc
                 Registration Statement on Form S-1
  File No. 333-157399

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective time and date for the above-captioned registration statement to go effective at 5:00 PM EST on Tuesday, November 10, 2009, or as soon thereafter as practicable.

We hereby acknowledge that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Valerie Garman
Valerie Garman
President